                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2004


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

ANNOUNCEMENT OF CONSOLIDATED OPERATING RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2003

     On February 5, 2004, the registrant issued a press release announcing the outline of its third quarter consolidated operating results for the period ended December 31, 2003. Attached is a copy of the press release. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The operating results for the first quarter period ended December 31, 2003 in the press release are unaudited.

     The earning projections for the fiscal year ending March 31, 2004 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Japan and abroad, the effects of competition, the pricing of services, and the success of new products, new services and new businesses.

     No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

     The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: February 5, 2004

Outline of Consolidated Operating Results                       February 5, 2004
for the Third Quarter ended December 31, 2003                        [U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432

Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Address of principal executive office: Tokyo, Japan
(URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581
Adoption of U.S. GAAP: Yes

1. Outline of Consolidated Operating Results for the Third Quarter ended December 31, 2003 (April 1, 2003 - December 31, 2003)

(1) Consolidated Operating Revenues
    Amounts are rounded off to nearest million yen.

                                                    (Millions of yen)
                                                   --------------------
Third quarter ended December 31, 2003               8,199,077       -%
Third quarter ended December 31, 2002                       -       -%
                                                   --------------------
      Year ended March 31, 2003                    10,923,146    (0.9%)
                                                   --------------------

     Notes:  1. Revenue recognition policy has not been changed from the year ended March 31, 2003.

             2. The amount of consolidated operating revenues is accumulated from April 1 to December 31, 2003.

             3. Percentages above represent changes compared to the previous quarter or year.

             4. Since quarterly financial disclosure has started from this consolidated fiscal year, the amount and change rate of consolidated operating revenues for the third quarter ended December 31, 2002 are not stated.

(2) Supplementary information about operating revenues

    U.S. GAAP amounts are rounded off to nearest hundred million yen and Japanese GAAP amounts are rounded down to the next hundred million yen.

(1) Operating revenues of NTT and its major subsidiaries                                                           (Billions of yen)

                                    NTT             NTT East            NTT West             NTT           NTT DATA      NTT DoCoMo
                             (Holding Company)                                          Communications
                                 (JPN GAAP)        (JPN GAAP)          (JPN GAAP)         (JPN GAAP)      (JPN GAAP)    (U.S. GAAP)
          Details            Non-Consolidated   Non-Consolidated   Non-Consolidated   Non-Consolidated   Consolidated   Consolidated
          -------            -------------------------------------------------------------------------------------------------------
    Third quarter ended              202.7           1,677.5            1,600.7              805.8           539.1        3,828.3
    December 31, 2003
                             -------------------------------------------------------------------------------------------------------
 Year ended March 31, 2003           222.0           2,352.2            2,215.0            1,152.0           832.1        4,809.1
                             -------------------------------------------------------------------------------------------------------

(2) The number of subscribers of major services and average monthly revenue per unit (ARPU)

    Please refer to the attached Appendices.

2. Consolidated Financial Forecasts for the Year ending March 31, 2004 (April 1, 2003 - March 31, 2004)

                                                                                                            (Millions of yen)

          Details                       Operating Revenues            Income before Income Taxes                   Net Income
          -------                       -------------------------------------------------------------------------------------
 Year ending March 31, 2004                     11,040,000                             1,412,000                      582,000
                                        -------------------------------------------------------------------------------------

   Notes: 1.   These forecasts have not changed from the forecasts announced on
               November 11, 2003.

          2. These forecasts are forward-looking statements about future performance of the Company which are based on assumptions, estimates, judgments, projections and beliefs of the Company's management in light of information available to it. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from these forecasts.

(Appendix 1)

(1) Number of Subscribers of Major Services

                                                                                                                       (thousands)
                                                           -------------------------------------------------------------------------
                                                                                                         At the end of fiscal year
                                                              At the end of          At the end of         ending March 31, 2004
                                                            fiscal year ended      3rd Quarter ended      (at the time 1H results
                                                              March 31, 2003       December 31, 2003           were announced)
------------------------------------------------------------------------------------------------------------------------------------
            Telephone and INS-Net
            ------------------------------------------------------------------------------------------------------------------------
            East        Telephone Subscriber Lines                    25,139                 25,308                      25,196
                        INS-Net Subscriber Lines                       5,260                  4,887                       4,610
                        ------------------------------------------------------------------------------------------------------------
                        Telephone + INS-Net                           30,399                 30,195                      29,806
            ------------------------------------------------------------------------------------------------------------------------
            West        Telephone Subscriber Lines                    25,575                 25,705                      25,625
                        INS-Net Subscriber Lines                       4,868                  4,498                       4,196
                        ------------------------------------------------------------------------------------------------------------
                        Telephone + INS-Net                           30,442                 30,203                      29,820
            ------------------------------------------------------------------------------------------------------------------------
Fixed line  Fixed Rate IP Services
            ------------------------------------------------------------------------------------------------------------------------
            East        FLET'S ISDN                                      651                    550                         451
                        FLET'S ADSL                                    1,430                  2,098                       2,530
                        B-FLET'S                                         111                    325                         611
            ------------------------------------------------------------------------------------------------------------------------
            West        FLET'S ISDN                                      621                    506                         470
                        FLET'S ADSL                                    1,127                  1,677                       2,027
                        B-FLET'S                                          88                    329                         588
            ------------------------------------------------------------------------------------------------------------------------
            NTT Group Major ISP                                        5,709                  6,065                       6,200
                        OCN#                                           3,504                  4,017                       4,100
                        Plala#                                         1,670                  1,730                       1,800
------------------------------------------------------------------------------------------------------------------------------------
 Mobile     Cellular                                                  43,861                 45,366                      46,100
                        FOMA#                                            330                  1,881                     * 2,400
            ------------------------------------------------------------------------------------------------------------------------
            i-mode                                                    37,758                 40,335                      40,900
                        FOMA#                                            303                  1,846                           -
------------------------------------------------------------------------------------------------------------------------------------

Note: 1 In terms of number of channels, transmission rate, and line use rate
        (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
      2 NTT Group Major ISP includes WAKWAK, InfoSphere, and Dreamnet besides
        OCN and Plala.
        # Partial listing only.
        *The forecast of the number of subscribers of FOMA at the end of fiscal year ending March 31, 2004, was changed at the time the 3rd quarter results of NTT Docomo were announced. The forecast of the number of subscribers of Cellular has not changed from the time 1H results were announced.

--------------------------------------------------------------------------------
These forecasts are forward-looking statements about future performance of the Company which are based on assumptions, estimates, judgments, projections and beliefs of the Company's management in light of information available to it. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from these forecasts.
--------------------------------------------------------------------------------

(Appendix 2)

Average monthly revenue per unit (ARPU)

     Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from cellular (PDC) services and revenues from cellular (FOMA) services, by the number of active subscribers. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results composing U.S. GAAP results of operations.

                                                                                                                              (yen)
                                                      ------------------------------------------------------------------------------
                                                                                               From 1st to 3rd    Fiscal year ending
                                                                          3rd Quarter ended     Quarter ended       March 31, 2004
                                                                          December 31, 2003   December 31, 2003    (at the time 1H
                                                       Fiscal year ended   (from October to     (from April to       results were
                                                        March 31, 2003     December, 2003)     December, 2003)         announced)
------------------------------------------------------------------------------------------------------------------------------------
Fixed line  East  Telephone Subscriber Lines ARPU                3,020              3,010            2,990               2,980
                  ------------------------------------------------------------------------------------------------------------------
                  ISDN Subscriber Lines ARPU                     5,850              5,760            5,790               5,780
            ------------------------------------------------------------------------------------------------------------------------
            West  Telephone Subscriber Lines ARPU                2,950              2,920            2,910               2,920
                  ------------------------------------------------------------------------------------------------------------------
                  ISDN Subscriber Lines ARPU                     5,830              5,740            5,770               5,750
------------------------------------------------------------------------------------------------------------------------------------
Mobile      Cellular Aggregate ARPU (PDC)                        8,120              7,730            8,000               7,860
                  ------------------------------------------------------------------------------------------------------------------
                  Voice ARPU(PDC)                                6,370              5,800            6,040               5,910
                  i-mode ARPU(PDC)                               1,750              1,930            1,960               1,950
            ------------------------------------------------------------------------------------------------------------------------
            ARPU generated purely from i-mode (PDC)              2,110              2,190            2,250               2,240
            ------------------------------------------------------------------------------------------------------------------------
            Cellular Aggregate ARPU (FOMA)                       7,740             10,270           10,210              10,280
                  ------------------------------------------------------------------------------------------------------------------
                  Voice ARPU(FOMA)                               5,050              7,010            6,850               6,730
                  Packet ARPU(FOMA)                              2,690              3,260            3,360               3,550
                       i-mode ARPU(FOMA)#                        2,120              3,150            3,180               3,340
            ------------------------------------------------------------------------------------------------------------------------
            ARPU generated purely from i-mode (FOMA)             2,340              3,220            3,290               3,490
------------------------------------------------------------------------------------------------------------------------------------

Note : 1. We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.
          - ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET's ADSL charges attributable to our telephone subscriber lines services.
          - ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET's ISDN charges attributable to our ISDN.

       2. We compute ARPU for our cellular business using two aggregate measures.
          - Cellular Aggregate ARPU (PDC) = Cellular Voice ARPU (PDC) + i-mode ARPU (PDC).
          - Our Voice ARPU (PDC) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (PDC) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional PDC services.
          -    Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU
               (FOMA).
          - Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

       3. We show ARPU for our i-mode using two aggregate measures.
          - i-mode ARPU is based on the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
          - ARPU generated purely from i-mode is based on the number of active subscribers to the i-mode service only.

       4. No. of active subscribers used in ARPU calculation are as below
          - PDC: 3Q Results: {(No. of subscribers at the end of September + No. of subscribers at the end of December ) /2} x3 months
          - PDC: From 1st to 3rd Quarter Results: {(No. of subscribers at the end of March + No. of subscribers at the end of December)/2} x9 months
          - PDC: FY Results&Forecast: {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2} x12 months
          - Fixed line, FOMA: 3Q Results: Sum of No. of active subscribers*(as defined below) for each month from July to September
          - Fixed line, FOMA: 1H Results: Sum of No. of active subscribers*(as defined below) for each month from April to September
          - Fixed line, FOMA: FY Results&Forecast: Sum of No. of active subscribers*(as defined below) for each month from April to March *active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

       5. Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines

       6. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
       # Partial listing only.

--------------------------------------------------------------------------------
These forecasts are forward-looking statements about future performance of the Company which are based on assumptions, estimates, judgments, projections and beliefs of the Company's management in light of information available to it. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from these forecasts.
--------------------------------------------------------------------------------